INVEST IN **TELEBIONIX**

Saving lives by designing smart medical devices and sensing technologies

PITCH VIDEO INVESTOR PANEL


Remosense
Advancing Digital Hea
ith Precise Biomarkers

telebionix.com Los Angeles CA

Hardware | Software | Technology | Medical Device | Social Impact

LEAD INVESTOR

Saimon Passannanti

Digital health has a huge potential to improve lives and extend medical services to underserved or unserved areas, and I am confident that the market and demand will only grow. For me, Remosense is an essential tool to accelerate digital health that offers benefits for patients and healthcare professionals, and organizations. It is great support for Physicians able to diagnose, treat and monitor patients remotely and an effective way to enhance the patient experience.

Invested $3,000 this round

Highlights

1. Simple to use device that allows efficient and effective home care for your loved ones.

2. A perfect tool for health tracking and health data sharing from the comfort and safety of your home.

3. Brings the doctor to your home.
safety of your home.

3. Brings the doctor to your home.

4. A unique product in the growing Telehealth market.

5. A visionary and experienced team at the forefront of R&D with proven industry track records.

6. $485 Billion Opportunity with growing market verticals.

7. Remosense Cloud Compliant with FDA, CE Mark, HIPPA, GDPR, and ISO Certified.

8. The product is at the prototype stage and ready for mass production.

Our Team



Widy Medina   Chief Executive Officer

An innovator with 25+ yrs of experience in robotics, product design, fabrication, automation to electronic assembly of consumer products, food and beverage tech, biotech, medical devices, and pharmaceutical industries.

> We believe that healthcare is a human right and not a luxury for some. Remosense is the key to balance the scale and allow everyone true quality healthcare. The recent pandemic showed us exactly where the gaps were in our healthcare infrastructure. We are concentrating our efforts on filling one of those gaps with the best solution possible.



Aghiath Chbib   Chief Operating Officer

Serial entrepreneur with experience co-founding three companies. An award-Winning expert in Cybersecurity. Recognized as one of the Top 50 Global Thought Leaders and Influencers. Advisory Board Member for the CEH (Certified Ethical Hacker).



Prof. Dr. Robert Bauernschmitt, MD   Medical Research Advisor

Published medical professional and scientist specializing in cardiovascular surgery with over 20 years of experience based in University Hospital Zurich. Currently a member of the German Society of Thoracic and Cardiovascular Surgery.



Prof. Dr. med. Paul R. Vogt   Cardiology Application Advisor

Founder of Euroasia Heart Foundation specializing in cardiovascular surgery with over 30 years of experience based in University Hospital Zurich Division of Cardiac Surgery. Currently a member of the European Society of Cardiothoracic Surgery.



Prof. Dr. Astrid Stuckleberger   UN & WHO Liaison | PhD

Scientist, researcher, trainer, author in international health and health for all. Ph.D., Privat-Docent at the Faculty of Medicine of the University of Geneva and Lausanne. Top Swiss researcher and teacher for 20 years.



Prof. Dr. med Samer Ellahham, MD   Medical Technology & AI ApplicationsAdvisor | MD

Physician healthcare executive with a proven ability to transform healthcare systems. Senior Cardiology Consultant, Heart, and Vascular Institute and Director of Accreditation, Quality and Patient Safety Institute, Cleveland Clinic Abu Dhabi

of Accreditation, Quality and Patient Safety Institute, Cleveland Clinic Abu Dhabi.



Chris Baines Financial Advisor

35 years of international and regional investment banking experience at leading houses encompassing structured debt, equity capital markets, and direct lending fund management.



Jaime Vaquer Life Sciences Advisor | PhD

Senior life sciences professional driven by six sigma and lean manufacturing philosophies with over 25 years of experience.



Barbara Perez Corporate Liaison Officer

Creative problem solver with a high work ethic, professionalism who loves working with people. Passionate copywriter and MBA student at Pepperdine University.



Frederico Fernandes Investment & Partnerships Advisor

Currently, head of Global Markets at Prevention, Start-Up Mentor and Intelak Hub, and Co-Founder of NewsAvia, an online media company. He brings the investor, customer, and partners' perspectives to the organization.

Pitch


telebionix
Saving Lives Through Innovation
Confidential & Proprietary
1


Introduction Summary - Focused and results driven from inception
Who are we?
Telebionix is a privately-held California-based medtech company building AI-
Financial Projections
Million
$120
$100

enabled, smart medical devices designed for the post-covid healthcare landscape. Our flagship device, Remosense, is an all-in-one, clinical grade remote patient monitoring system that allows telemedicine patients to relay key vital signs to their doctor without leaving their homes.



$80
$60
$40
$20
$0
($20)
2021
2022
2023
2024
2025
Profit
Revenue
Expenses & Cost

Business Model

- Device Sales
  - B2B
- Licensing Models
  - Recurring fees

$485 Billion

Opportunity with growing market verticals.

Key Investment Considerations

Investment Ask **$1M**

Assumptions: Exit Value **1B**

2

Forward-looking projections cannot be guaranteed.

OPPORTUNITY

Remote Healthcare Challenges



Telehealth services are scaling faster than ever, yet doctors lack the effective, accurate and reliable pre-screening equipment at the patient side to provide a precise diagnostic.

Result:

- **Ineffective consultations = Loss of Engagement**
- **Unnecessary visits to ERs =**
- **Misdiagnosis**
- **Poor user experiences**

Current alternatives require separate devices, that are costly and disconnected from healthcare services.

SOLUTION

Convenient, Low-Cost, Smart



PATENT PENDING

Our solution is Remosense; a portable system designed to capture and deliver medical-grade vital sign information:

- **Body Temperature**
- **Blood Pressure**
- **Heart Rate (RR)**
- **Heart Rate Variability (RRi)**
- **Blood Oxygenation level (SpO2)**
- **ECG**
- **AI Driven Digital Stethoscope**
  - **Lung Sounds**
  - **Heart Sounds**

Providing accurate and secure information for effective healthcare.

Market Opportunity - A $485 Billion Opportunity with growing market verticals.

$485 Billion


$250B Telehealth Market Projection Valued by McKinsey (2020)


38.2% CAGR growth rate in telehealth by 2025 Frost & Sullivan (2020)


$117B Remote Patient Monitoring Market Projection by 2025 (2020)


$72B Personal Health Tracking Market Valuation by 2022 (2017)


$46.6B Wearable Healthcare Devices Market Projection by 2025 (2020)

Growing global acceptability of telehealth programs.

90% of healthcare executives say their organizations are developing or already have a telehealth application.

75% of all doctor, urgent care, and ER visits "are either unnecessary or could be handled safely and effectively over the phone or video"



Remosense Intro Video
Watch later
Share
telebionix


Watch on YouTube


Remosense
Product Use
Simple to use, extremely reliable, and secure by design.
SpO2
Blood pressure
Heart Rate Reference 1
ECG
Heart Rate Reference 2
Oximeter
Martin Herwitz
Rec
Confidential & Proprietary
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telebionix


Remosense
Product Use
Accurate, Precise and Repeatable information for better remote care while collecting and storing information for ongoing monitoring.
Digital Stethoscope
& Audio Files
Temperature
Readings
Temperature
Stethoscope
Confidential & Proprietary
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telebionix


How does it work - Seamless connectivity and secure information transfer
Patient Uses Remosense
to Read & Deliver
Biomarker Information
Encrypted Data Transfer &
Presented to Healthcare
Professional in Dashboard
Potential Patient
Connects to
Healthcare Professional
Remosense
Healthcare Professional
Takes Information to
Confidently Diagnose the Patient





Remosense Cloud Framework - Secure, Compliant & Scalable Connectivity

FDA, CE Mark, HIPPA, GDPR Compliant

Global Compliance

-Compliant to **FDA, CE Mark and Health Canada** design controls

-Adheres to **HIPAA, GDPR**, regulations

-Designed under **ISO 13485, IEC 62304, ISO 14971** compliant Quality Management System

Visualization

-Customizable dashboards for different users

-Visualize data in many insightful ways using our library of widgets

-Customizable push notifications for patients and clinicians



Security & Privacy

-Built in controls to specify access to health care provider, patients

-Active Cybersecurity monitoring

-Encrypted transfer and storage of data

-Full Audit trail of changes

Analytics

-Integrated proprietary algorithms and tools to identify trends and patterns securely

-Instantly export data for analysis and reporting

Remosense Artificial Intelligence - Application & Mission

An exceptional device Powered by next-generation AI.

Application

Gathering biomarker data with accuracy & repeatability:

1. Heart Rate
2. Blood Pressure
3. Body Temperature
4. Blood Oxygenation
5. Heart Rate Variability
6. ECG
7. Stethoscope
   - Lung Sounds
   - Heart Sounds



Mission

Consolidating biomarker data coupled with professional diagnostic labels creates a unique data set; when correlated using AI will create a powerful analysis that will evolve into a predictability model in the future.

Remosense Value Proposition by Market Channel

We have spoken to six potential customers in the EMEA region, the USA, and Canada; here is why they are thrilled about us.

Hospitals

- Assist **cost savings of 64%** on in-hospital vs Telehealth visits, while keeping quality biomarkers data.
- **Improves quality** of Healthcare Service and diagnostics
- **Improves patient engagement** with remote monitoring
- **Expands access** to care and reaches more patients
- Improves **Practice Efficiency**
- **Reduces** Human **error**

Telehealth Service Providers

- **Increase revenue** with units and service sales
- **Expands** Doctors diagnostic **capabilities**
- **Enhance** users and Doctor's **experience**
- **Seamless Integration**
- **Expands access** to care and reaches more patients
- **Streamlined** Telehealth **Process**

Doctors and Patients

- Leverages Telehealth savings without compromising on accuracy of biomarkers data
- **Increases** practice **revenue**
- **Reduces** practice **overhead**
- **Reduces** patient **no-shows**
- **Improves** healthcare **quality**
- **Improves** precise **diagnostic**
- Improves patient satisfaction

Reference Link



Remosense Distribution Channels and Users
B2B
How?
Leveraging single points of sale and distribution channels.
Telehealth providers
HMOs
Telebionix
Healthcare Providers
Why?
Direct access to the market with minimal sales effort.
Doctors & Practices
Medical Patients
Elderly
Elderly in care homes
Post-surgery released patients
Mobility Challenged Patients
Pre-natal care
People with chronic conditions
Health and wellness consciences people
Confidential & Proprietary
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telebionix



Remosense Product Roadmap
Staying ahead of the competition through constant product innovation and enhancement.
Remosense
V1
1. Heart Rate
2. Blood Pressure
3. Body Temperature
4. Blood Oxygenation
5. Heart Rate Variability
6. ECG
7. AI Driven Stethoscope
Lung Sounds
Heart Sounds
Remosense
Interconnection Platform
1. Complete Modalities AI Correlation
2. APIs
3. Blockchain DB Standard
Remosense
V2
1. Integrated touchscreen
2. Front facing camera
3. Hands free biomarker reading
Remosense
V3
Additional Modalities:
1. Voice-audio Diagnostics
2. Glucose Sensors
3. Eye-fundus Imagery
4. Ultra-sound
2021
2022
2022-2023
2023-2024
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telebionix

Forward-looking projections cannot be guaranteed.



Remosense Recognitions & Awards
SUPERNOVAS Feature in RedCrow (2021)
SUPERNOVAS
openbusiness council awards
IFAH
International Forum on Advancements in Healthcare
Most Fundable Companies
PEPPERDINE
Top 5 Trending Companies in RedCrow (2021) (four consecutive weeks)
redcrow
Digital Wellness & Healthtech Award (2021)
Top 50 Healthcare Companies Award (2021)
Semi Finalist* to Most Fundable Companies Competition (2021)
*Actively Competing To Finals
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Remosense Ecosystem & Traction - Valuable partnerships, MOU, and LOI

Government Support

Direct support from the Small Business Development Centre (SBDC) in:

- International Trade Support
- Manufacturing Assistance
- Regulatory Compliance Support

World Humanitarian Forum

Partnering with the WHF will expose Remosense to multiple NGOs and find ways Remosense can collaborate with their mission to save lives that align with our purpose.

- Access to UNESCO and health organizations
- Support to provide refugee camps with better healthcare.

University R&D Collaboration

This strategic partnership allows for fast-track product development in multiple areas:

- Additional modality development
- Technology roadmap deployment
- Cutting edge voice diagnostics research

Distribution Channel Partners

Business Development and distribution partner for the following regions:

- USA & Canada
- Middle East

Ongoing discussions with a Telehealth provider for U.S. Department of Veterans Affairs to define use cases and technical integrations with there platform.

Also, initiated discussions with government entity in Saudi Arabia to assess product fit and use cases.

Our Team

Years of Experience

Collectively we bring to the company 250+ years of professional experience in IT, AI, Robotics, Cybersecurity, Medical Devices, Pharmaceuticals, Medical Care, Public Health, Investment Banking and other industries

Education

70% of our team have Ph.D. level expertise in medicine, scientific research and product development.

Track Record

The team comes with a proven track record of successful technological product development in some of the following top global companies.

Leadership Team

telebionix
MedTech Innovation Company



Widy Medina
Co-Founder & CEO

Over 25 years of product design and manufacturing experience. Entrepreneur with successful exits.



Aghiath Chbib
Co-Founder & COO

Over 20 Years of Cybersecurity Experience, though leader and top influencer. Entrepreneur with successful exits



Ali Alamdari, Ph.D.
Director of R&D

Mechatronics and Product Design Expert. Successful product launch for top e-commerce platform



Mostafa Ghobadi, Ph.D.
VP of Eng.

Product Design and Product Architecture Expert. Successful product launch for high-end product lines.

Advisory Board

telebionix
MedTech Innovation Company









Prof. Dr. med. Paul R. Vogt,
Cardiology Application Advisor

Prof. Dr. med. Robert Bauernschmitt,
Medical Research Advisor

Prof. Dr. med Samer Ellahham, MD,
Medical AI Tech. Advisor

Prof. Dr. Astrid Stuckelberger
UN & WHO Liaison



Jaime Vaquer, Ph.D.
Life Sciences Advisor



Chris Baines
Financial Advisor



Frederico Fernandes
Investment &
Partnerships Advisor


Why Telebionix Team Intro
Watch later
Share
Samer Ellahham, MD
Medical Tech & AI Application Advisor
Watch on YouTube

Funding Raised & Ask

Investment Ask: **$1M**

Pre-money valuation: **$8M**

Self-funded: **$350K**
Prototype For Mass Productions Complete

90 days — Medical Trial, IP, & Patent

180 days — FDA Approval

230 days — Sales & Marketing


Use of Funds
Cap Exp. 13%
R&D/Engineering /Manufacturing 34%
Operations 14%
AI/ IP/FDA 15%
Contingency 5%
Sales & Marketing 19%
R&D/Engineering /Manufacturing
Contingency
Operations
Sales & Marketing
AI/ IP/FDA
Cap Exp.

When passion meets opportunity, anything is possible

telebionix

Thank you.






Widy Medina, CEO
wmedina@telebionix.com
Aghiath Chbib, COO
achbib@telebionix.com
Confidential & Proprietary
20
telebionix

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